Filed by Acuren Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NV5 Global, Inc.

Commission File No. 001-35849

Date: June 30, 2025

Acuren Corporation Announces Merger S-4 Declared Effective by SEC

June 30, 2025

TOMBALL, Texas: Acuren Corporation (NYSE: TIC) (the “Company” or “Acuren”), a leading provider of critical asset integrity services, today announced that its registration statement on Form S-4 (the "Registration Statement") filed with Securities and Exchange Commission (the "SEC") in connection with the proposed merger between the Company and NV5 Global, Inc. (“NV5”, Nasdaq: NVEE), was declared effective by the SEC on June 27, 2025. Notice of Acuren’s meeting of stockholders to be held in connection with the proposed merger and a definitive joint proxy statement/prospectus is expected to be mailed on or about July 1, 2025, to stockholders of record of the Company as of June 30, 2025. BEFORE MAKING ANY VOTING DECISION, THE COMPANY'S STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING, WHEN AVAILABLE, THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Stockholders will be able to obtain, without charge, a copy of the definitive joint proxy statement/prospectus (when available) and other documents that Acuren files with the SEC from the SEC's website at www.sec.gov. The definitive joint proxy statement/prospectus (when available) and other relevant documents will also be available, without charge, by directing a request by mail or telephone to Acuren’s proxy solicitor, Georgeson, toll free at: (888) 686-8750 or from the Company's website, www.acuren.com.

Annual Meeting Information

Acuren established a record date of June 30, 2025 for its 2025 annual meeting of stockholders (the "Annual Meeting") to be held to consider and vote upon (1) a proposal to approve the issuance of the shares of common stock, par value $.0001 per share, of the Company in connection with the Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 14, 2025, by and among Acuren, Ryder Merger Sub I, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Acuren, Ryder Merger Sub II, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Acuren, and NV5 (the “Acuren Stock Issuance” and such proposal, the “Acuren Stock Issuance Proposal”) in accordance with the applicable requirements of the New York Stock Exchange, (2) a proposal to elect eight directors for a one-year term expiring at the 2026 annual meeting of stockholders, (3) a proposal to ratify PricewaterhouseCoopers LLP as Acuren’s independent registered public accounting firm for the fiscal year ending December 31, 2025, (4) a proposal to approve Acuren’s 2025 Employee Stock Purchase Plan, and (5) a proposal to approve any adjournment of the Annual Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event there are insufficient votes for, or otherwise in connection with, the approval of the Acuren Stock Issuance Proposal.

The Annual Meeting will be held virtually, on Thursday, July 31, 2025, at 9:30 a.m., Eastern Time. The Annual Meeting will be conducted via live webcast at www.virtualshareholdermeeting.com/TIC2025. To register and receive access to the virtual meeting, registered stockholders and beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the joint proxy statement/prospectus.

The Company continues to expect the transaction to close in the second half of 2025.

About Acuren

Acuren is a leading provider of critical asset integrity services. The company operates primarily in North America serving a broad range of industrial markets. It provides these essential and often compliance-mandated (often at customer locations) services in the industrial space and is focused on the recurring maintenance needs of its customers. The work Acuren does fits in the service category referred to as Testing, Inspection, Certification, and Compliance (TICC) including Nondestructive Testing (NDT) in the field and the laboratory and in-lab destructive testing capabilities. More information can be found at https://www.acuren.com/.

Caution Concerning Forward-Looking Statements

Certain statements in this press release concerning the Merger Agreement and the transactions contemplated thereby (the “Transactions”), including any statements regarding the expected timetable for completing the Transactions, and any other statements regarding NV5’s or Acuren’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include statements regarding the Annual Meeting and the expected closing of the Transactions. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that stockholders of NV5 may not approve the Merger Agreement or stockholders of Acuren may not approve the Acuren Stock Issuance Proposal; the risk that a condition to closing of the Transactions may not be satisfied, that either party may terminate the Merger Agreement or that the Closing might be delayed or not occur at all.

Additional factors that could cause results to differ materially from those described above can be found in NV5’s Annual Report on Form 10-K for the year ended December 31, 2024, as amended, which is on file with the SEC and available from NV5’s website at www.nv5.com under the “Investor Relations” tab, and in other documents NV5 files with the SEC; and in Acuren’s Annual Report on Form 10-K for the year ended December 31, 2024, which is on file with the SEC and available from Acuren’ website at www.acuren.com under the “Investor Relations” tab, and in other documents Acuren files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither NV5 nor Acuren assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Participants in the Merger Solicitation

NV5, Acuren and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from NV5’s stockholders and Acuren’s stockholders in connection with the Transactions. Information regarding the executive officers and directors of Acuren is included in its Annual Report on Form 10-K filed with the SEC on March 27, 2025. Information regarding the executive officers and directors of NV5 is included in its amendments to its Annual Report on Form 10-K/A filed with the SEC on April 28, 2025 and May 30, 2025. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, is contained in the Registration Statement and other related materials which may be filed with the SEC in connection with the Transactions. Free copies of these documents may be obtained as described in the paragraphs above.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Important Additional Information Regarding the Transaction

In connection with the Transactions, Acuren filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a joint proxy statement/prospectus of Acuren and NV5. Information in the joint proxy statement/prospectus may be changed. The Registration Statement was declared effective on June 27, 2025. Each of Acuren and NV5 will deliver the definitive joint proxy statement/prospectus relating to the Transactions to their respective stockholders of record as of June 30, 2025, commencing on or about July 1, 2025. Stockholders of Acuren and NV5 and other interested persons are encouraged to read, when available, the definitive joint proxy statement/prospectus as well as other documents filed or to be filed with the SEC because these documents will contain important information about Acuren, NV5 and the Transactions. Investors and security holders may also obtain a copy of the Registration Statement, including the preliminary or definitive joint proxy statement/prospectus, and other documents filed with the SEC by Acuren or NV5 without charge at the SEC’s website (www.sec.gov).

Investor Relations Contacts

Acuren:

Andrew Shen

Director of Investor Relations

Email: IR@acuren.com